Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
“Sibanye-Stillwater” or “the Group” or “the Company”)
Exhibit 99.1
Website: www.sibanyestillwater.com
Dealings in securities by Executive Directors and Prescribed Officers
Johannesburg, 21 June 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements ("the
Listings Requirements") hereby advises shareholders that Executive Directors and
Prescribed Officers (“PO”) of the Company have retained and/ or sold Performance Shares which were granted on 1 March 2018 (“the Grant Date”) in terms of The Sibanye Stillwater
Limited 2017 Share Plan.
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 15 June 2021
Number of Shares 553 818
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R
62,0752
Total Value R
34 378 363,11
Transaction Date 17 June 2021
Number of Shares 123 817
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R7 433 452,65
Transaction Date 18 June 2021
Number of Shares 32 554
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R1 923 661,44
Nature of transaction Retention of performance shares
Transaction Date 15 June 2021
Number of Shares 187 266
Class of Security ADR
Market Price per share:
Low –
High –
Sell price -

US$19.62
US$19.62
US$19.62
Total Value US$3 674 158,92

Transaction Date 18 June 2021
Number of Shares 1 458 096
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62,9860
R62,9860
R62,9860
Total Value R91 839 634,66
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 15 June 2021
Number of Shares 414 078
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R62,0752
Total Value R
25 703 974,67
Transaction Date 17 June 2021
Number of Shares 92 575
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R5 557 814,19
Transaction Date 18 June 2021
Number of Shares 24 339
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R1 438 225,58
Nature of transaction Retention of performance shares
Transaction Date 18 June 2021
Number of Shares 1 090 187
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62,9860
R62,9860
R62,9860
Total Value R68 666 518,38
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date

Name
RA Stewart
Position Chief Operations Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 15 June 2021
Number of Shares 221 941
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R62,0752
Total Value R
13 777 031,96
Nature of transaction On market sale of performance shares
Transaction Date 15 June 2021
Number of shares 19 092
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R62,0752
Total Value R
1 184 796,06
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 17 June 2021
Number of shares 49 619
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R2 978 916,36
Nature of transaction On market sale of performance shares
Transaction Date 17 June 2021
Number of shares 4 268
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R256 232,79
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 18 June 2021
Number of Shares 13 047
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R770 965,50
Nature of transaction On market sale of performance shares
Transaction Date 18 June 2021
Number of Shares 1 122
Class of Security Ordinary shares

Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R66 300,55
Nature of transaction Retention of performance shares
Transaction Date 18 June 2021
Number of Shares 584 330
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62,9860
R62,9860
R62,9860
Total Value R36 804 609,38
Vesting Period
The Performance Shares vest on the third
anniversary of the Grant Date
Name
JD Mostert
Position Chief Organisational Growth Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 15 June 2021
Number of Shares 7 735
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -

R62.00
R62.89
R62,0752
Total Value R480 151,67
Nature of transaction On market sale of performance shares
Transaction Date 15 June 2021
Number of shares 415 888
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R62,0752
Total Value R25 816 330,78
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 17 June 2021
Number of shares 1 729
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R103 801,90
Nature of transaction On market sale of performance shares
Transaction Date 17 June 2021
Number of shares 92 980
Class of Security Ordinary shares
Market Price per share:

Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R5 582 128,68
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 18 June 2021
Number of Shares 456
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R26 945,68
Nature of transaction On market sale of performance shares
Transaction Date 18 June 2021
Number of Shares 24 448
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R1 444 666,55
Nature of transaction Retention of performance shares
Transaction Date 18 June 2021
Number of Shares 20 366
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62,9860
R62,9860
R62,9860
Total Value R1 282 772,876
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
R van Niekerk
Position Chief Technical Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of shares awarded on
1 September 2017 and 1 March 2018 to
cover associated tax liability
Transaction Date 15 June 2021
Number of Shares 331 923
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R62,0752
Total Value R20 604 186,61
Transaction Date 17 June 2021
Number of Shares 74 208
Class of Security Ordinary shares
Market Price per share:
Low –
High –
R59,75
R60,94

Sell price - R60,0358
Total Value R4 455 136,65
Transaction Date 18 June 2021
Number of Shares 19 513
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R1 153 050,49
Nature of transaction Retention of performance shares awarded
1 September 2017 and 1 March 2018
Transaction Date 18 June 2021
Number of Shares 873 895
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62,9860
R62,9860
R62,9860
Total Value R55 043 150,47
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
TG Nkosi
Position Chief Social Performance Officer (PO)
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares
Transaction Date 15 June 2021
Number of Shares 334 464
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.00
R62.89
R62,0752
Total Value R20 761 919,69
Transaction Date 17 June 2021
Number of Shares 74 776
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R59,75
R60,94
R60,0358
Total Value R4 489 236,98
Transaction Date 18 June 2021
Number of Shares 19 660
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R58,01
R59,74
R59,0914
Total Value R1 161 736,92
Nature of transaction Retention of performance shares
Transaction Date 18 June 2021
Number of Shares 30 614
Class of Security Ordinary shares

Market Price per share:
Low –
High –
Sell price -
R62,9860
R62,9860
R62,9860
Total Value R1 928 253,40
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited